Mail Stop 3561

								December 20, 2005

 BY U.S. Mail and Facsimile [ (954) 337 -  2919 ]


 Mr. George Gutierrez
   Chief Executive Officer
 ANGELCITI ENTERTAINMENT, INC.
 9000 Sheridan Street, Suite 7
 Pembroke Pines, Florida  33024

 	Re:	AngelCiti Entertainment, Inc.
Supplemental response letter filed November 17, 2005 regarding the Form 10-KSB for Fiscal Year Ended December 31, 2004
 		File No. 0-30213

Dear Mr. Gutierrez:

	We have reviewed your supplemental response letter to us filed on November 17, 2005 in response to our letter of comment dated November 2, 2005 and have the following comments that require supplemental information or revision in disclosure. Where indicated, we think you should revise your documents in response to these comments in an amendment to the December 31, 2004 Annual Report on Form 10-KSB and the March 31, 2005, June 30, 2005 and September 30,
2005 Quarterly Reports on Form 10-QSB. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp," within 5 business days of the date of this letter. The amendments to the Form 10-KSB and Forms 10-QSB should be filed within 10 business days of the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB (Fiscal Year Ended December 31, 2004)

Financial Statements


Statement of Changes in Stockholders` Equity, page 4 and
Note 10. Stockholders` Equity, page 17

1. We have reviewed your response to prior comment 5. We note you indicate the shares were not placed in escrow and may be traded by the recipient and thus you considered them as meeting the criteria of being "issued" pursuant to SFAS 128, footnote 5(c) purposes. We note, however, from disclosure contained on page 46 of Exhibit 10.1 filed with the December 31, 2004 Form 10-KSB, that the 28,320,000 common shares securing the $300,000 loan are not entitled to voting rights or any dividends except only from and after a material default under the loan by the borrower, and that the lender, Lemco Holdings,
Inc., carries the ongoing obligation to return the 28,320,000 common shares to you upon repayment of the loan in full. It is unclear to us how these shares are considered to be "issued" given the restrictions as to voting, dividends, and transferability whereby the
"Amendment to the Loan Agreement" states these shares are collateral for the loan and also must be returned to you. We continue to believe that your financial statements should be revised to exclude these shares as being treated as issued at December 31, 2004 and March 31, 2005.

2. In addition, you imply that the consideration for the issuance of the collateral shares was the $300,000 drawdown of the loan facility in January 2005, and this arrangement was similar to a subscription receivable at December 31, 2004, and the potential fee for obtaining the loan was valued at $14.2 million. However, as we believe the common shares were not "issued" for accounting purposes, the $14.2 million amount is also not appropriate to recognize at December 31,
2004. We do not view this transaction as the issuance of the collateral shares for consideration as there is no substantial evidence to indicate the shares were issued given that the consideration (i.e., the loan amount) must be repaid. Please revise your financial statements and disclosures accordingly.

3. Further, from disclosures in Note 10 to the June 30, 2005 Form
10-
QSB, we note the ultimate repayment of the loan drawdown was the lender being able to keep 2,728,000 of these collateral shares, and that such shares were valued at $0.50 per share for a total
repayment
amount of $1.4 million, resulting in a loss on debt repayment of
$1.1
million. Please revise your interim financial statements and disclosures accordingly to delete the accounting treatment of the 28,320,000 shares as having been previously issued. Further, we have reviewed your response to prior comment 6 and believe the measurement date is other than the December 7, 2004 issuance date of the collateral shares, as 2,728,000 of these shares were, in fact, issued in April 2005 to settle the outstanding loan amount of $300,000 plus accrued interest, and the remaining 25,600,000 collateral shares were returned and cancelled for no additional consideration. Again, we do not believe there is supporting evidence to treat the issuance of collateral shares in December 2004 as consideration for obtaining the loan, and as such, the measurement date of the 2,2728,000 shares issued as a repayment should be based on the fair market value of the shares on the date of settlement in April 2005. Please revise the amount of loss to be recognized on the settlement of this loan, if materially different than the amount already recorded.

Forms 10-QSB (Quarters Ended March 31, 2005, June 30, 2005 and
September 30, 2005)

4. Please amend your fiscal 2005 Forms 10-QSB as appropriate to reflect the above comments issued on the December 31, 2004 Form 10-
KSB. In these amendments, please ensure that you adjust your 2005 computations of net loss per share to reflect the corrected number of outstanding shares.

5. In addition, amend the disclosure in Item 3. Controls and Procedures to specifically indicate if your Chief Executive Officer and Chief Financial Officer concluded whether or not your disclosure controls and procedures were effective or ineffective.

Closing

      You may contact Ms. Beverly A. Singleton at (202) 551-3328,
Staff Accountant, if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
551-3211 with any other questions.

      Sincerely,



								David R. Humphrey
								Accounting Branch Chief

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George Gutierrez
AngelCiti Entertainment, Inc.
December 20, 2005
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